

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2017

Jonathan Gilbert
Chief Executive Officer
Scythian Biosciences Corp.
200-366 Bay Street
Toronto, Ontario
Canada M5H 4B2

> Re: **Scythian Biosciences Corp.**
> **Registration Statement on Form 20-F**
> **Filed August 21, 2017**
> **File No. 000-55830**

Dear Mr. Gilbert:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. In particular, we note that the filing does not include audited financial statements of the registrant for the fiscal year ended December 31, 2014 as required by Item 8.A.2 of Form 20-F. We further note that the audit report for the financial statements of the registrant does not contain the auditor's signature and the report does not refer to Public Company Accounting Oversight Board standards. For guidance, please refer to the Division of Corporation Finance's Financial Reporting Manual, Section 4110.5. We will not perform a detailed examination of the registration statement and we will not issue comments.

This registration statement will become effective on October 20, 2017. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

Please contact Joseph McCann at (202) 551-6262 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance